Exhibit (a)(5)(ii)

[Letterhead of Grindrod Shipping Holdings Ltd.]
October 28, 2022

Dear Fellow Grindrod Shareholder:

We are pleased to inform you that, on October 11, 2022, Grindrod Shipping Holdings Ltd entered into a definitive transaction agreement with Taylor Maritime Investments Limited (TMI) and its subsidiary that is a 26.7% shareholder of Grindrod. In accordance with the transaction agreement, on October 28, 2022, the TMI subsidiary (the Offeror) commenced a tender offer (the Offer) to acquire all of the issued ordinary shares of Grindrod not held by the Offeror at a price of US $21.00 per share, payable in cash, without interest, to be paid in conjunction with a special dividend from the Company of US $5.00 per share, representing aggregate consideration to the Grindrod shareholders of US $26.00 per share.

Grindrod’s Board of Directors (other than one director designated by TMI who was recused) unanimously determined that the Offer, the transaction agreement and the other  transactions contemplated by the transaction agreement, are fair to, advisable and in the best interests of the Grindrod shareholders (other than TMI, the Offeror and the other affiliates of the Grindrod) Accordingly, and for the reasons described in more detail in the enclosed copy of Grindrod’s Solicitation/Recommendation Statement on Schedule 14D-9, the Grindrod Board recommends that shareholders accept the Offer and tender their shares into the Offer.

Accompanying this letter is (i) a copy of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Offeror’s Offer to Purchase, dated October 28, 2022, which sets forth the terms and conditions of the Offer and (iii) a Letter of Transmittal containing instructions as to how to tender your Shares into the Offer. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at 11:59 p.m., New York City time, on November 28, 2022, unless extended.
Sincerely,

/s/ Michael Hankinson	/s/ Stephen Griffiths
Michael Hankinson.	Stephen Griffiths
Chairman of the Board of Directors Interim Chief Executive Officer and Chief Financial Officer